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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Poten Capital Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Calimano 732-390-9902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SEC Mail Processing

FEB 27 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stefanie Kasselakis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Poten Capital Services, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Poten Capital Services, LLC
Title

Notary Public

CYNTHIA REINHART
Notary Public - State of New York
NO. 01RE6179498
Qualified in Queens County
My Commission Expires 12/24/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Poten Capital Services, LLC

(a Limited Liability Company)

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2008

Poten Capital Services, LLC
(a Limited Liability Company)
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Poten Capital Services, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Poten Capital Services, LLC (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 18, 2009

Poten Capital Services, LLC
(a Limited Liability Company)
Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	1,352,701
Prepaid expenses		50
Fixed assets, net		13,014
Total assets	$	1,365,765
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	268,758
Due to an affiliate		140,620
Total liabilities	$	409,378
Commitments and contingencies (Note 5)		
Member's Equity		956,387
Total liabilities and member's equity	$	1,365,765

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Poten Capital Services, LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware on September 20, 2002. The Company's sole member is Poten & Partners Group, Inc.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer on January 3, 2007. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of that rule.

The Company's principal business activities include underwriting, private placement of securities, providing merger and acquisition advisory services and acting as a finder, for which the Company may receive compensation, or introducing clients to broker-dealers, financial institutions or investment advisors (or vice-versa), for which the Company may receive a fee.

Poten & Partners, Group Inc., has committed to providing the Company with continued financial support, as necessary, to enable the Company to meet its working capital needs through at least January 2010.

2. Summary of Significant Accounting Policies

Revenue Recognition

Revenues from providing merger-and-acquisition advisory services, acting as a finder and other services are recognized as earned, which is generally at completion and when income is determinable and fixed.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Risk

The Company's financial instruments that are exposed to concentrations of credit risk consists primarily of cash. The Company's cash are held with three banks. Balances held with banks, at times, exceed insured limits.

Fixed Assets

Fixed assets are recorded at cost and are depreciated using the straight-line method over their estimated useful lives (Note 3). Maintenance and repairs are charged to expense as incurred. At the time such assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to operations.

Income Taxes

The Company is a single member Limited Liability Company for purposes of filing federal, state and local income tax returns. The Company is responsible for New York City unincorporated business tax and other business taxes, as incurred. However, since the Company has only one Member, generally accepted accounting principles in the United States of America require the Company to provide for federal, state and local income taxes in its financial statements on a separate-return basis.

Deferred taxes are recognized for the tax effects of differences between the financial reporting and the tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided on deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2008 deferred taxes were not material.

In July 2006, the FASB issued Financial Accounting Standards Board Interpretation No. ("FIN") 48 "*Accounting for Uncertainty in Income Taxes*". FIN 48 is an interpretation of SFAS No. 109, "*Accounting for Income Taxes*". The Company has not adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48") for the year ended December 31, 2008 as a result of the deferral for nonpublic companies. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an enterprise's tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Interest costs related to unrecognized tax benefits will be classified as a component of "Operating costs, general and administrative expenses" in the statement of operations. Penalties, if any, will be recognized as a component of "Operating costs, general and administrative expenses" in the statement of operations. The Company is currently evaluating the impact, if any, on the financial statements. The Company has not yet assessed the impact the adoption of FIN 48 would have on its financial statements in future periods.

3. Fixed Assets

Fixed assets at December 31, 2008 are as follows:

			Estimated Useful Life
Furniture and fixtures	$	10,056	10 years
Computer equipment		6,856	5 years
		16,912	
Less: Accumulated depreciation		(3,898)	
Fixed assets, net	$	13,014	

4. Related-Party Transactions

In the normal course of business the management of Poten & Partners, Inc., an affiliated entity through ultimate common ownership, assists with the development of the Company's business strategies and operations. Poten & Partners, Inc. also provides office space and related services to the Company. Such expenses are allocated based on the Master Service Agreement dated

October 26, 2007 between Poten & Partners, Inc. and the Company. Allocated expenses for the year ended December 31, 2008 amounted to approximately $262,000. Related amounts owed to Poten & Partners, Inc. have been classified as due to an affiliate in the accompanying statement of financial condition at December 31, 2008.

Poten & Partners, Inc. pays for certain expenses such as business travel, employee benefits, communication expenses and client reimbursable expenses on the Company's behalf. Business travel, employee benefits and communication expenses amounted to approximately $190,000 for the year ended December 31, 2008. Related amounts owed to Poten & Partners, Inc. have been classified as due to an affiliate in the accompanying statement of financial condition at December 31, 2008.

Employees of Poten & Partners, Inc. provide consulting services on certain contracts of the Company. Consulting fees of approximately $180,000 were paid to Poten & Partners, Inc. for the year ended December 31, 2008.

5. Commitments and Contingencies

From time to time, the Company is involved in various claims and litigation arising in the ordinary course of business. In the opinion of management, the ultimate outcome of such matters will not have a material adverse effect on the Company's financial position.

6. Net Capital Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 6.2/3% of aggregated indebtedness or $50,000, whichever is greater for the year ended December 31, 2008. As of December 31, 2008, the Company had net capital of $943,323 which exceeded the regulatory requirement by $893,323.

Poten Capital Services, LLC
Report to Management
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

February 18, 2009

To the Member of Poten Capital Services, LLC:

In planning and performing our audit of the financial statements of Poten Capital Services, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph, if applicable. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be a material weakness, as defined above and is described in the attachment hereto. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Poten Capital Services, LLC, as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 18, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

PricewaterhouseCoopers LLP

cc: Mr. Steven Morley, Treasurer and Chief Financial Officer, Poten & Partners Group Inc.
Ms. Stephanie Kasselakis, President, Poten Capital Services, LLC
Mr. Stanislav Evtimov, Chief Financial Officer, Poten Capital Services, LLC

Accrued Expenses

Observation/Implication
During our testing of accrued expenses, we noted certain accruals that were not accurate and complete. Such inaccuracies undermine the accuracy of the "Aggregate Indebtedness" calculation and the "Net Capital" calculation on a quarterly basis for reporting purposes. During our testing of legal expenses, we noted that expenses incurred in prior periods were not appropriately accrued.

Recommendation
We recommend that the Company further enhance its internal review process as it relates to ensuring the completeness and accuracy of accruals on a quarterly basis for reporting purposes. The Company's closing procedures should include a process to prepare a listing of all goods and services received where the invoice has not yet been received. As necessary, these amounts should be estimated and accrued. Disbursements issued subsequent to year end should also be monitored to identify any liabilities that should have been recorded at year end.

Management Response
The observation is accurate. White & Case LLP performed legal services on an ad-hoc basis throughout a period of time, however we were not provided with a bill for the services performed and at the time such liability / expense was not determinable. Upon receipt of the bill, payment was arranged promptly and expenses were recorded. The company will endeavor a regular evaluation of accruals to ensure expenses / liabilities are recorded in the appropriate periods.